Investor Relations: 1-858-668-1808

info@thunderbirdgaming.com

2003 FIRST QUARTER REPORT

for the three months ended March 31, 2003

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808	Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com	website: www.thunderbirdgaming.com

MESSAGE TO OUR SHAREHOLDERS
ON 2003 FIRST QUARTER RESULTS

International Thunderbird Gaming Corporation (TSX - INB) announces its financial results for the first quarter ended March 31, 2003. All figures are in US dollars.

Revenues for the first quarter of 2003 from continuing operations were $5.1 million, an increase of 15.3% over 2002 revenues from continuing operations of $4.5 million for the same period. Net income for the period was $676,000 compared to $50,000 in 2002 for the same period. The income for the current period stems from ongoing continuing operations. The earnings per share were $0.03 cents per share in Q1 2003 compared to $nil for the same period in 2002. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.8 million compared to $1 million for the same period in 2002. The Company's working capital deficiency improved as the working capital deficiency went from $2.8 million at December 31, 2002 to $2.2 million at March 31, 2003.

In Panama, revenues continued to grow as the Company enjoyed its first full quarter with the expanded El Panama Casino.

In Guatemala, the Company transitioned to its new contractual arrangement with ILAC and the FPG on March 15, 2003. The Company now receives 65% of the revenue and is responsible for 100% of the operating expenses. The Guatemala operation continues to perform consistently as it has in the past. The Company will soon be completing its expansion of the Salon at the Camino Real Hotel and is confident that additional video gaming machines and a "bar-restaurant", will have a positive impact on profits.

In Nicaragua, the Company enjoyed its first full month under the merged operation with the Pharaoh's Casino beginning March 1, 2003. Revenues for March, April, and May, 2003 have exceeded expectations.

In Venezuela, the operating profit continues to suffer from the devaluation of the local currency. Revenues, in the local currency, for the quarter are comparable to 2002 1st quarter revenues. However, when converted to US dollars, the difference is a 45% decrease in 2003 over 2002. The entity posted a modest gain for the quarter before application of foreign exchange losses, which made for a net loss for the quarter. The Company has not recognized an equity loss due to the "write-down" of its investment in Q4 of 2002. The Casino revenue continues to sustain the operation and we are hopeful that the Company will enjoy a fair return on its investment in the future.

In Mexico, the NAFTA tribunal issued a lengthy pre-trial order with respect to exchange of evidence and submittal of briefs on the Company's claim against the government of Mexico. The Tribunal also scheduled a trial for the week of April 26, 2004.

The Company continues to pursue a listing on Canada's newest equity market. The Company submitted an application to the Canadian Trading and Quotation System, Inc. (CNQ), for review, and is hopeful that the review process will take between 20 and 30 business days to complete. On May 21, 2003, the CNQ announced its official launch and first day of trading would be Friday, July 25, 2003. According to the announcement, "the [CNQ] will provide an automated, well regulated and transparent marketplace for emerging public companies" The [CNQ] is currently accepting and processing applications for quotation from issuers to ensure that they will be ready to trade on opening day.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

A. Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended March 31, 2003.

The selected financial data should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the quarter ended March 31:	2003	2002

Revenue	$5,131	$4,450
Net earnings	676	50
Earnings per share - basic and
fully diluted	0.03	0.00

As at:	March 31,	December 31,
	2003	2002

End of period working capital deficiency:	$ 2,204	$ 2,806
Total assets:	13,549	14,553
Long term debt (1):	4,427	4,232
Total liabilities:	11,476	13,066
Share capital (2):	21,085	21,085
Foreign exchange adjustment:	(367)	(277)
Deficit:	(18,645)	(19,321)
Excludes the current portion of the long-term debt. The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

    Comparison of Results of Operations:

Revenues for the 1st Quarter of 2003 from continuing operations were $5.1 million, an increase of 15.3% over 2002 revenues from continuing operations of $4.5 million for the same period. The Company's Panama operations experienced revenue growth over Q1 2002 of 22.8%.

Net income for the period was $676 thousand compared to $50 thousand in 2002 for the same period. The income for the current period included income from equity in associated companies of $54 thousand. This amount essentially represents the Company's 26% ownership interest in its Nicaragua operations. The results of Nicaragua prior to this quarter, and the merger therein, were fully consolidated. The merged entity posted revenues of $688 thousand for the month of March 2003 and net income of $199 thousand for the same month. There is no additional impact from the Company's interest in Venezuela or Mexico, as the Company has written down its investment in these entities to nil as of December 31, 2002 and 2001, respectively. Venezuela revenue for the 1st Quarter of 2003 was down just 2.7% in local currency from the first quarter of 2002. However, in US dollars, because of the devaluation of the Bolivar, the impact was a decrease of 45% - $1.0 million in 2003 compared to $1.9 million in 2002. The Venezuela entity posted a modest gain from operations for the period, before the impact of unrealized foreign exchange created a loss of $698 thousand for Q1 2003.

The Company's income tax for the period was $307 thousand, representing an effective tax rate of 31%. In Q1 2002 the Company incurred a total of $303 thousand in income taxes.

The earnings per share were $0.03 in Q1 of 2003 compared to nil for the same period in 2002.

In Q1 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.8 million compared to $1.0 million for the same period in 2002. This increase was achieved, primarily, through revenue growth and maintaining expenses.

The working capital deficiency of $2.8 million at December 31, 2002 has improved to $2.2 million at March 31, 2003. The decrease in the deficiency is due, in part, to the sale of Nicaragua for an equity position, and the retirement of old debt with improved cash flow from profitable operations.

C. Effect of Recent Developments on Operations

1. Nicaragua Merger. Thunderbird's Fiesta Casino-Managua merged with Hopewell Limited's Pharaoh's Casino on March 1, 2003. Revenues for March, April and May have exceeded expectations.

2. Guatemala. The Company entered a 7-year agreement with ILAC and FPG in which the Company will continue to operate the Lotteria at the Camino Real Hotel in Guatemala City, Guatemala. The Company will receive 65% of the revenue and will be responsible for 100% of the operating expenses. The Company has historically accounted for the operations of the Guatemala Salon as a "revenue share" arrangement with ILAC. Under this agreement, the Company recorded as revenue their proportionate share of Salon revenues less Salon expenses and no costs of sales were recorded by the Company. Beginning March 15, 2003, pursuant to the terms of the new agreement, the Company began to report as revenue 65% of the Salon revenue and 100% of the direct Salon expenses were recorded as costs of sales, similar to the accounting for the Panama operations. The Company will soon be completing its expansion of the Salon at the Camino Real Hotel and is confident that additional video gaming machines and a "bar-restaurant", will have a positive impact on profits

3. Panama. The Company's Panama operations opened its sixth casino in April 2003. The facility, located in the Hotel Decameron, is 682 square meters and has 50 slot machines and 42 table positions.

4. Venezuela. The Company is concerned over the political issues in Venezuela. As of December 31, 2002, the Company wrote down its investment in Venezuela to nil, save for certain receivables on which the Company is receiving payment from the operations. The operation continues to meet its debt obligations with cash flow generated by revenues. The Company will continue to monitor the situation to determine the effect of Venezuela's recent political problems on the operation.

5. Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company is currently litigating a NAFTA claim against the government of Mexico. Management believes this litigation will be protracted because of past and continued stonewalling by the Mexican government. The Company has a trial date of April 2004. At this point, the Company is in the midst of exchanging documents through the arbitration process. Another Mexican skill game operator continues to operate without any hindrance from the Mexican government.

6. Recovery of Disposition of Discontinued Operations. The Company finalized and settled all of its claims against California tribes and collected receivables stemming from discontinued operations.

D. Capital Resources and Liquidity. Cash provided by continuing operations was $186,000 for the quarter ended March 31, 2003 compared to $919,000 for the quarter ended March 31, 2002. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and its Guatemalan revenue sharing arrangements. Cash and cash equivalents increased from $1,162,000 at December 31, 2002 to $1,342,000 at March 31, 2002. The Company's working capital deficiency decreased to $2,204,000 at March 31, 2003 compared to $2,806,000 at December 31, 2002. Total long-term debt and capital lease obligations at March 31, 2003 were $3,922,000. This has increased from $3,641,000 at December 31, 2002.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future. The projects which the Company anticipates will require capital resources in fiscal 2003 include the merger in Nicaragua, the expansion of the casino at the Camino Real Hotel in Guatemala and opening a sixth casino in Panama.

As of March 31, 2003, the Company had outstanding director and employee share options exercisable for up to 4,125,114 common shares at prices ranging from CDN$0.09 to CDN$1.75 per share. If all share options are exercised, to which no assurance can be given, 4,125,114 common shares would be issued generating proceeds of CDN$1,922,049.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31, 2003	December 31, 2002

Assets

Current assets:
Cash and cash equivalents	$ 1,342	$ 1,162
Accounts receivable	1,295	2,243
Inventories (Note 3)	304	293
Prepaid expenses	465	393
Current portion of amounts receivable	244	398

	3,650	4,489

Restricted cash	590	707

Amounts receivable	1,037	1,101

Investments in and advances to equity investees	909	430

Capital assets	5,732	6,356

Other assets	1,631	1,470

	$ 13,549	$ 14,553

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 2,901	$ 4,497
Income taxes payable	565	597
Current portion of capital lease obligations	12	28
Current portion of loans payable	2,269	2,005
Current portion of other payables	107	168

	5,854	7,295

Capital lease obligations	12	15
Loans payable	3,910	3,626
Other payables	505	591
Deferred gains & other liabilities	449	848
Future income taxes	735	691
Non-controlling interest	11	-

	11,476	13,066

Shareholders' equity:
Share capital	21,085	21,085
Deficit	(18,645)	(19,321)
Foreign exchange adjustment	(367)	(277)

	2,073	1,487

	$ 13,549	$ 14,553

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

Director	Director
Jack Mitchell	Albert Attallah

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars)

Three months ended March 31, 2003 and 2002

	2003	2002

Revenues
Gaming operations	$ 5,131	$ 4,450

Costs and expenses
Gaming operations	1,759	1,699
General and administrative	1,649	1,753
Amortization	487	384
Financing costs	335	286
Write-down of debt	(39)	-
Equity (income) loss in equity investees	(54)	(25)

Earnings before income taxes	994	353

Income taxes
Current	263	251
Future	44	52

	307	303

Non-controlling interest	11	-

Net income	678	50

Deficit, beginning of year	(19,321)	(16,645)

Deficit, end of period	$ (18,645)	$ (19,595)

Basic and diluted earnings per common share
Net earnings	$ 0.03	$ 0.00

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Three months ended March 31, 2003 and 2002

	2002	2001

Cash provided by (applied to):

Operations
Net Income (loss) from continuing operations	$ 676	$ 50
Items not involving cash:
Amortization	487	384
Equity (gain) loss in equity investees	(54)	(25)
Future income taxes	44	52
Non-controlling interest	11	-
Write down of debt	(39)	-
Other	(45)	206
Net change in non-cash working capital items:
Accounts receivable	748	265
Inventories and prepaid expenses	(285)	(179)
Accounts payable and accrued liabilities	(1,255)	122
Income taxes payable	(31)	44
Other liabilities	(71)	-

Continuing operations	186	919
Discontinued operations (Note 3)	(9)	(18)

	177	901
Investing
Loans receivable, net	57	(31)
Expenditures on capital assets	(201)	(793)
Decrease (increase) in other assets	6	-
Investment in and advances to equity investees	(349)	(262)
(Increase) decrease in restricted cash	(117)	(49)

	(370)	(1,135)

Financing
Net proceeds from issuance of common shares	-	5
Loans payable	3,119	296
Repayment of loans and leases payable	(2,746)	(553)

Net cash provided by financing activities	373	(252)

Increase (decrease) in cash and cash equivalents	180	(486)

Cash and cash equivalents, beginning of period	1,162	1,494

Cash and cash equivalents, end of period	$ 1,342	$ 1,008

Supplemental information:
Interest paid	$ 462	$ 161
Income taxes paid	294	249

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States dollars)
(Tabular amounts are expressed in thousands of dollars except per share amounts)

Three months ended March 31, 2003 and 2002

1.       NATURE OF OPERATIONS

International Thunderbird Gaming Corporation (the "Company") is a multi-jurisdictional gaming operator engaged in the provision of services to the gaming industry located primarily in the Republic of Panama, Guatemala and Nicaragua.

2.       BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.
  NICARAGUAN MERGER

  In March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A.. The Company owns a net 20.54% equity interest in the merged entity, which is reflected at 26% with a 5.46% non-controlling, minority interest.

  AMOUNTS RECEIVABLE

  Amounts receivable consist of the following:

	March 31, 2003	December 31, 2002

Costs recoverable from third party participant in Guatemalan operation	$ -	$ 161
Apuestas Continentales, S.A.	408	408
Fiesta Juegos de Costa Rica, S.A.	269	269
Hopland Band of Pomo Indians	568	625
Other	36	36

	1,281	1,499
Current portion of amounts receivable	(244)	(398)

	$ 1,037	$ 1,101

  EARNINGS PER SHARE

  The following weighted average number of shares were used for computation of earnings per share:

	March 31, 2003	March 31, 2002

Net Income Reported	$ 676	$ 50

Weighted average number of common shares outstanding	23,564,361	23,856,737
Effect of dilutive stock options	486,233	152,910

Weighted average number of diluted common shares outstanding	24,050,594	24,009,647

Basic earnings per share	$ 0.03	$ 0.00

Fully diluted earnings per share	$ 0.03	$ 0.00

  DISCONTINUED OPERATIONS

During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, and the sale of gaming machines and the distribution of card shufflers in the United States and Central America

The amounts included in the balance sheet as at March 31, 2003 relating to the discontinued operations are as follows:

Amounts receivable	$408

Revenue and expenses of the gaming products discontinued operations for the three months ended March 31 were as follows:

	2003	2002

Sales	$-	$-
Cost of sales and general and administrative expenses	-	-
Depreciation and amortization	-	-

	-	-

Income (loss) before income taxes	-	-
Income taxes	-	-

Income (loss) for the period	$-	$-

The cash provided by (used for) discontinued operations for the three months ended March 31 was as follows:

	2003	2002

Income (loss) from discontinued operations	$-	$-
Accounts payable and accrued liabilities	-	(9)
Repayment of leases and loans payable	(9)	(9)

	$(9)	$(9)

7.      Segmented information:

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding the revenue and expenses from the discontinued operations disclosed in note 6.

Three months ended March 31, 2003	Panama Gaming	Guatemala Video Lottery	Nicaragua	Corporate And Other	Total

External revenue	$ 4,342	$ 523	$ 266	$ -	$ 5,131
Amortization	415	22	19	31	487
Gain on disposal of capital assets	-	(7)	-	(32)	(39)
Income tax expense	259	43	5	-	307
Net income (loss)	396	332	-	(48)	680
Segment assets	8,295	1,016	-	3,830	12,226

Three months ended March 31, 2002	Panama Gaming	Guatemala Video Lottery	Nicaragua	Corporate And Other	Total

External revenue	$ 3,536	$ 386	$ 516	$ 12	$ 4,450
Amortization	241	65	22	56	384
(Loss) on disposal of capital assets	1	-	-	-	1
Income tax expense	279	19	5	-	303
Net income (loss)	475	211	(22)	(614)	50
Segment assets	6,746	1,759	689	4,441	13,635

7.       Segmented information (continued):

Geographic information as at March 31, 2003:

	Panama	Guatemala	Nicaragua	USA	Total

Revenue	$ 4,342	$ 523	$ -	$ 266	$ 5,131
Capital Assets	5,484	110	-	138	5,732

Geographic information as at March 31, 2002:

	Panama	Guatemala	Nicaragua	USA	Total

Revenue	$ 3,536	$ 386	$ 516	$ 12	$ 4,450
Capital Assets	4,233	321	451	290	5,295

8.      Comparative figures:

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

CORPORATE OFFICE

12155 Dearborn Place
Poway, California 92064 USA
Tel: (858) 668-1808
Fax: (858) 668-1722

THUNDERBIRD PANAMA Calle 51 y Aquilino de la Guardia Panama City, Panama Republic of Panama Tel: (507) 269-0691 Fax: (507) 269-3345	THUNDERBIRD DE GUATEMALA S.A. 14 Calle 3-51 Zona Edificio Murano Center Nivel 6 Oficina 603 Guatemala City, Guatemala Central America Tel: (502) 366-6096 Fax: (502) 366-6074
THUNDERBIRD VENEZUELA Avenida las Americas Torre Loreto, P.H. Puerto Ordaz, Estado Bolivar Venezuela	THUNDERBIRD NICARAGUA Hotel Intercontinental Managua Octava Calle Suroeste No. 101 P.O. Box 3278 Managua, Nicaragua
TRANSFER AGENT Pacific Corporate Trust Co. 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Canada	AUDITORS Davidson & Company 1200-609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6 Canada
DIRECTORS Jack R. Mitchell Panama City, Panama Albert W. Atallah San Diego, California Jean Duvall Montreal, Canada Salomon Guggenheim Zurich, Switzerland

OFFICERS
Jack R. Mitchell, President & CEO
Clay Hardin, VP, Gaming Operations
Booker Copeland, CFO and Corporate Secretary
Albert W. Atallah, General Counsel and COO

CAPITALIZATION
Common Shares Issued:
23,541,322 (as of May 16, 2003)

SHARES LISTED Toronto Stock Exchange Common Stock Symbol: INB	REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON Preston, Lackowicz & Shier Suite 300 -204 Black St. Whitehorse, Yukon Y1A 2M9 Canada
WEBSITE www.thunderbirdgaming.com